EXHIBIT 54

FIRST UNION REAL ESTATE INVESTMENTS
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                                                             AT THE COMPANY
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                                                          Thomas T. Kmiecik
                                        Senior Vice President and Treasurer
                                                             (216) 781-4030

FOR IMMEDIATE RELEASE

                  FIRST UNION ANNOUNCES CHANGE IN CONTROL
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CLEVELAND, OHIO MAY 28, 1998 - FIRST UNION REAL ESTATE INVESTMENTS
(NYSE:FUR) today announced that as a result of the certification of the vote of the Trust's 1998 annual meeting, a change in control of the company has officially occurred.

The certified results indicated that beneficiaries of the Trust have voted in favor of proposals by Gotham Partners, L.P., by a margin of more than three to one. Gotham also had submitted nine nominees to fill the six new seats plus the three Class II seats that were up for election.

In its proxy statement, Gotham had urged the existing Trustees to approve the Gotham nominees of their election. Such an action would have resulted in avoidance of a technical change in control. The existing Trustees declined to do so, and consequently, the certification of the vote results in a change of control

The change in control gives certain lenders and other parties the right, at their option, to accelerate repayment of obligations in excess of $120 million, including the Trust's revolving credit agreement and an obligation associated with the acquisition of Imperial Parking Limited. Furthermore, the right to accelerate will be extended to include the Trust's 8 7/8% Senior Notes and other debt instruments if other subsequent events occur, including a debt rating downgrade.

Under the Trust's 1994 Incentive Plan, the change in control causes the vesting of certain stock options and the lifting of restrictions on past stock awards. It also triggers change-in-control provisions under certain employment agreements.

Steven M. Edelman, interim chief executive officer, commented, "This event has been anticipated and we have scheduled meetings with all appropriate parties to review the current situation. New members of First Union's Board of Trustees, including Bill Ackman, will be directly involved in these discussions. We believe that once the lenders understand First Union's new strategic direction and near-term plans no acceleration of any significant obligations will occur."

First Union Real Estate Investments is a real estate investment trust
(REIT) headquartered in Cleveland, Ohio, and traded on the New York Stock Exchange.

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